

May 9, 2012

Via E-mail
Michael J. Kowalski
Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, NY 10022

> **Re: Tiffany & Co.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 28, 2012**
> **Response dated May 4, 2012**
> **File No. 001-09494**

Dear Mr. Kowalski:

We have reviewed your response dated May 4, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements, page K-47

K. Commitments and Contingencies, page K-66

Diamond Sourcing Activities, pages K67-K68

1. We note your response to prior comment 2. Please provide us with your analysis in determining whether the Loan Agreement is or would be significant to Koidu in terms of your deriving the economic benefits or absorbing the losses from it. If so, explain to us how you reasonably concluded that you do not have the power to direct the activities of Koidu in light of the significance.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Mark Aaron, Investor Relations